SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) is furnishing under the cover of Form 6-K:

Exhibit 99.1 – Press Release dated July 6, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: July 6, 2009

411 Yeongdong-daero, Gangnam-gu, Seoul, Korea, #135-791, Tel : 82-2-3456-4264 Fax : 82-2-556-3694

Press Release

SEOUL, Korea — July 6, 2009 — Korea Electric Power Corporation (NYSE: KEP) (“KEPCO”) has filed its audited consolidated financial statements for the fiscal year ended December 31, 2008 on its annual report on Form 20-F with the U.S. Securities and Exchange Commission on June 24, 2009. KEPCO will provide its shareholders with a hard copy of such audited consolidated financial statements contained in Form 20-F free of charge upon request, which can be made by completing a request form available at http://www.kepco.co.kr/eng. Moreover, the complete annual report on Form 20-F will be also available on KEPCO’s website at http://www.kepco.co.kr/eng.

About KEPCO

Korea Electric Power Corporation (“KEPCO”) is a government-invested, integrated electric utility company in Korea. KEPCO is the only company engaged in power transmission and distribution in Korea. KEPCO generates approximately over 93% of total electricity produced in Korea through its wholly-owned six generation subsidiaries (“GENCOs”). KEPCO spun off its generation business and established six GENCOs in 2001 in accordance with the government’s restructuring plan for the Korean electricity industry.

Safe Harbor Statement

This press release is for informational purposes only. It is not intended as an offer or solicitation for the purchase or sale of any securities or as a confirmation of any transaction. All data and other information are not warranted as to completeness or accuracy and are subject to change without notice.

For further information, contact

Korea Electric Power Corporation

International Finance Department

Seung Bum Kim, +82-2-3456-4264

sbkim96@kepco.co.kr

Eunice (Eun-Young) Lee, +82-2-3456-4267

eunice@kepco.co.kr